Exhibit 99.1

360 shareholders vote ‘yes’ on repurchase agreement with Opera

OSLO, Norway, October 10, 2022 /PRNewswire/ -- Opera Limited (NASDAQ: OPRA) (“Opera”), one of the world’s major browser developers and a leading internet consumer brand, today announced that the shareholders of 360 Security Technology Inc. (601360:CH) (hereinafter, “360”) have approved the previously announced share repurchase agreement between Opera and its pre-IPO shareholder Qifei International Development Co. Ltd., a 360 subsidiary. Following the transaction, 360 will no longer be a shareholder in Opera.

Opera will update the market once the transaction is closed, which is expected to take place within 10 business days.

About Opera

Opera is a global web innovator. Opera's browsers, gaming, Web3 and news products are the trusted choice of hundreds of millions of users worldwide. Opera is headquartered in Oslo, Norway and listed on the NASDAQ stock exchange (OPRA). Download the Opera browser from www.opera.com.

Learn more about Opera at investor.opera.com or on Twitter @InvestorOpera.

Investor Relations Contact:

Matthew Wolfson

investor-relations@opera.com or (+1) (917) 348-6447

For media enquiries, please contact: press-team@opera.com